                                UNITED STATES                   OMB
                       SECURITIES AND EXCHANGE COMMISSION       APPROVAL
                            Washington, D.C.  20549             OMB Number:

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                    and Rule 13a-17 or 15d-17 thereunder


                            Jaco Electronics, Inc.
                            ----------------------
                (Exact name of issuer as specified in charter)


                 145 Oser Avenue, Hauppauge, New York  11788
                 -------------------------------------------
                   (Address of principal executive offices)

Issuer's telephone number, including area code   (516) 273-5500

1. CHANGE IN NUMBER OF SHARES OUTSTANDING

   Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security         Common Stock $.10 par value

2. Number of shares outstanding before the change     2,464,384

3. Number of shares outstanding after the change      3,789,384

4. Effective date of change                           October 25, 1995

5. Method of change:

   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Issuance of additional shares pursuant to Registration Statement on Form S-2, File No. 033-62559

Give brief description of transaction   Issuer sold 1,325,000 shares in an
underwritten public offering pursuant to the above Registration Statement.


                         II. CHANGE IN NAME OF ISSUER


1. Name prior to change

2. Name after change

3. Effective date of charter amendment changing name

4. Date of shareholder approval of change, if required

Date  October 26, 1995
                                 /s/ Jeffrey D. Gash
                                 ----------------------------------
                                 Jeffrey D. Gash, Vice President of Finance and Principal Financial Officer
                                 (Officer's signature & title)